Exhibit 12.1

Summit Hotel Properties, Inc.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	Year Ended 12/31/2013		Year Ended 12/31/2012		For the Period 2/14/11 through 12/31/2011		For the Period 1/1/11 through 2/13/2011		Year Ended 12/31/2010		Year Ended 12/31/2009
Earnings
Pre-tax income (loss) from continuing operations	$11,519		$(7,675)		$(6,091)		$(4,549)		$(20,021)		$(15,048)
Interest expense	20,137		14,909		9,993		3,435		21,575		13,800
Amortization of financing costs	1,854		2,288		1,199		94		1,602		1,750
Amortization of capitalized interest	581		599		524		75		599		599
Total Earnings	$34,091		$10,121		$5,625		$(945)		$3,755		$1,101
Fixed Charges
Interest expense	20,137		14,909		9,993		3,435		21,575		13,800
Capitalized interest	400		53		—		—		—		3,142
Amortization of financing costs	1,854		2,288		1,199		94		1,602		1,750
Total Fixed Charges	$22,391		$17,250		$11,192		$3,529		$23,177		$18,692
Preferred Dividends	14,590		4,625		411		—		—		—
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.92	(1)	0.46	(2)	0.48	(3)	(0.27	)(4)	0.16	(5)	0.06	(6)

(1)  For this period, earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $37.0 million and the total amount of earnings was approximately $34.1 million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $2.9 million.

(2)  For this period, earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $21.9 million and the total amount of earnings was approximately $10.1 million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $11.8 million.

(3)  For this period, earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $11.6 million and the total amount of earnings was approximately $5.6 million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $6.0 million.

(4)  For this period, earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $3.5 million and the total amount of earnings was approximately ($0.9) million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $4.5 million.

(5)  For this period, earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $23.2 million and the total amount of earnings was approximately $3.8 million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $19.4 million.

(6)  For this period, earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $18.7 million and the total amount of earnings was approximately $1.1 million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $17.6 million.